Via EDGAR

March 19, 2008

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Tabatha Akins

Re:	Biovest International, Inc.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Form 10-Q for the Quarterly Period Ended December 31, 2006

File No. 000-11480

Dear Ms. Akins:

In response to the recent telephonic inquiry on behalf of the Staff, and the subsequent teleconference with yourself, Ms. Lisa Vanjoske and Mr. Todd Hardiman of the Staff, please accept the within response along with the attached Exhibit A which provides the requested analysis (of the method of consolidation) of Biolender, LLC.(“Biolender”) in light of the provisions of FIN46R. This information serves as a supplement to the Company’s response dated August 20, 2007 to Comments No. 3 and 11 in the Staff’s correspondence dated July 27, 2007. For your ease of reference, we have included the text of the Staff comment along with our supplemental responses.

Further Response to Comment No. 3: During our teleconference of March 6, 2008, the Staff requested that the Company re-examine the issue of consolidation of Biolender discussed in your Comment No. 3 dated July 27, 2007 in light of the analysis called for in FIN46R.

Comment No. 3

We are continuing to evaluate your consolidation conclusions. Your response to comment 1 suggests that you have concluded that under the voting interest consolidation model (A) the presumption that Biovest’s parent Accentia should directly consolidate Biolender LLC as a result of its direct ownership of approximately 70% of the voting interest in Biolender LLC has been overcome and (B) Biovest should consolidate Biolender, notwithstanding the fact that Biovest only owns approximately 30% of the outstanding voting interest of Biolender LLC. Please tell us if our understanding of your conclusions is correct. If our understanding is correct, we do not believe that the accounting literature you cite, primarily EITF 03-16, provides a sufficient basis for your conclusions. EITF 03-16 clarifies that the guidance in EITF 03-16 which indicates that certain investments in an LLC should be viewed as similar to an investment in a limited partnership only applies to the determination of whether the cost or equity method should be applied to an LLC investment; it does not apply to either an analysis under EITF 96-16 of whether the presumption that Accentia should consolidate Biolender on the basis of Biovest’s contractual rights. In order to facilitate our evaluation of your consolidation conclusion related to Biolender LLC, please provide an EITF 96-16 analysis as to whether the presumption that Accentia should consolidate Biolender LLC is overcome. Your analysis should include, but not be limited to your consideration of the factor cited in EITF 96-16 that if the minority shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the minority shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Your analysis should also summarize the rights and obligations of Accentia and Biovest under the operating agreement and explain why Accentia is unable to control Biolender in light of its

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

ability to control Biovest, which appears to be the sole counterparty to the operating agreement. If you are able to appropriately conclude that the presumption that Accentia should consolidate Biolender has been overcome, please provide an analysis, with citation to supporting authoritative literature, supporting your conclusion that Biovest should, as a result of its contractual rights, consolidate Biolender. In your analysis, please explain to us what consideration you gave to each of the criteria listed in EITF 97-2.

Response to Comment 3

In light of the Staff’s comments and inquiries, the Company engaged in a renewed analysis of the question of the consolidation of Biolender giving consideration to the most comprehensive guidance available concerning application of the provisions of FIN46R. The results of that exhaustive analysis are set forth in the White Paper attached hereto as Exhibit A. As set forth in Exhibit A, a thorough analysis of the consolidation question has resulted in the Company reaching the conclusion that Biolender should have been treated as a Variable Interest Entity (“VIE”) pursuant to FIN46R during the time period of April 25, 2006 through October 31, 2006, and should have been consolidated on that basis by the Company during that time period. This conclusion differs from the Company’s original conclusion based upon its previous consideration of FIN46R which resulted in consolidation of Biolender by the Company as a subsidiary rather than as a VIE. As discussed in Exhibit A, when Biolender became a wholly-owned subsidiary of the Company on October 31, 2006, consolidation as a subsidiary was the correct approach. Accordingly, the financial statement impact of this consolidation adjustment is limited in duration and scope.

Based upon the analysis of the financial statement impact of the changes required as a result of the re-evaluation of the method of the consolidation of Biolender, the Company feels that the effect of these changes as shown on Exhibit A are immaterial to its overall financial results.

Further Response to Comment 11: During our recent telephone conference, the Staff made particular inquiry as to one aspect of the response to Comment No. 11 of your correspondence dated July 27, 2007 with respect to the accounting for the Indemnification Agreements entered into as part of the New Market Tax Credit transaction.

Comment No. 11

Please refer to your response to our prior comment number eight. Please tell us your rationale for not recognizing a liability for the indemnification in the financial statements within the context of the applicable paragraphs within FIN 45. Further please clarify for us how each of the circumstances identified are within your control.

Response to Comment No. 11:

The guarantor is Biovax, Inc. a 100% owned subsidiary of the Company. The provisions included in our previous response number eight, and now included in the disclosure on our Form 10-Q for the period ended June 30, 2007 are all within the Company’s control and thus enable the guarantor to avoid making payment. The Commission has raised a particular question with respect to the condition requiring that Biovax generate revenue by April 25, 2009.

In this case, contractual covenants make it clear that Biovax has already generated revenue and that on the date of closing of the NMTC transaction in April 2006 there was a certainty of generation of revenue by Biovax since as of the closing date of the NMTC transaction Biovest had newly enrolled patients for its Phase 3 clinical trial who were awaiting the commencement or completion of the manufacture of their patient-specific vaccines . The relevant provision of the Asset Purchase and Sale Agreement entered into by and between the Company and Biovax reads as follows:

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

6. Contract Manufacturer.

Biovax shall serve as a non-exclusive contract manufacturer to manufacture anti-cancer vaccines for Biovest as and when ordered and pursuant to required specifications submitted in writing by Biovest and accepted by Biovax. All vaccines manufactured by Biovax for Biovest shall be paid for at a manufactured cost equal to the fully burdened manufactured cost plus 20%. Biovax’s fully burdened cost includes all third party and overhead expenses to operate the Lease Premises currently accrued, using the same methodology as currently used in Biovest financial accounting. Biovest shall have the right to inspect and audit the calculation of full burdened manufactured cost upon reasonable notice to Biovax. Invoices shall be paid within 30 days after invoice. In addition to the foregoing amounts, for so long as Biovest requires vaccines to be manufactured by Biovax for the Biovest clinical trial, Biovest shall pay to Biovax an amount equal to $250,000 per annum. Nothing herein shall prohibit Biovax from engaging in other manufacturing activities utilizing the Equipment, Leasehold and Worcester employees; provided, that in the event of any such other activities, expenses shall be appropriately apportioned to determine the fully burdened costs of the vaccines manufactured for Biovest.

The provisions of the Asset Purchase and Sale Agreement make it clear that in connection with the NMTC transaction, the sole potential customer for Biovax’ contract manufacturing business of clinical trial material is the Company. As such, it is entirely within the control of the Company as to whether Biovax would earn revenues from the business as contemplated in the NMTC transaction, as the Company simply needed to require Biovax to produce a single vaccine in order to generate the required revenue.

Moreover, since the clinical trial of the Company’s anti-cancer vaccine had been ongoing for over 5 years at the time that the NMTC transaction closed, during which time vaccines had been successfully produced by the Company’s facility in Worcester, MA throughout the clinical trial, and since vaccines were being produced in the Biovax facility on the date that the NMTC transaction closed and the assets were transferred to Biovax, on that date Biovax earned revenue in light of the contractual covenant set forth above. This is true because the activity of having been requested to produce a vaccine at any time after the date of the closing of the transaction triggered the contractual provision set forth above and entitled Biovax, at a minimum, to the $250,000 annual fee set forth in that section (or at least a pro-rata portion thereof adjusted based upon the closing date).

In light of the foregoing, we respectfully respond to the Commission’s inquiry by continuing our conclusion that each of the relevant aspects affecting the indemnification are within the Company’s control and thus enable the guarantor to avoid making payment.

We appreciate the Staff’s comments. If you or the Staff have, any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554 ext. 267, or our outside counsel, David Selengut, Esq. at (212) 370-1300 or selengut@egsllp.com.

Sincerely,

By:	/s/ Alan M. Pearce
Name:	Alan M. Pearce
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606

www.biovest.com tel:813 864 2554 fax: 813 258 6912

ANALYSIS OF BIOLENDER LLC

UNDER

INTERPRETATION 46R

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CHRONOLOGY OF TRANSACTIONS

The following table illustrates the chronological order of the significant elements and transactions in the NMTC Financing Arrangement:

Date	Counterparty	Transaction
3/31	Laurus	Issues $7.8M debt and warrant financing to Biovest. The investment proceeds are restricted for application in the NMTC Financing Arrangement.

4/18	Biovest	Establishes Biovax as a wholly-owned subsidiary and enters into Asset Purchase and Sales Agreement to transfer equipment, employees and lease obligations.

4/25	First Bank	Issues $6.0M interim debt to Accentia (paid to Biolender for Accentia 70.5% investment).

4/25	Laurus	Releases $2.5M debt proceeds (paid to Biolender for Biovest 29.5% investment).

4/25	Fund

Receives equity and loan:

•        $8.5M senior loan from Biolender

•        $3.6M member interest from US Bancorp

•        $100 member interest from Fund Manager

Disburses funds:

•        $12.0M to Telesis Two

•        $0.1M in legal/accounting fees

4/25	Telesis Two

Receives funds:

•        $12.0M equity investment from Fund;

•        $1,200 from manager

Disburses funds:

•        $11.5M QLICI debt and warrant financing to the benefit of Biovax

•        $0.36M in fees to CDE Manager

•        $0.14M in legal/accounting fees

4/25	Biovax	Enters into a tax credit indemnification agreement with US Bancorp

4/25	Biovest/ Accentia	Grants CDE and Guarantor warrants

4/25	Biovax	Disburses $6.0M to Biovest pursuant to Asset Purchase and Sales Agreement

4/25	Biovest	Disburses $6.0M to Accentia to redeem common shares

4/25	Accentia	Disburses $6.02M to First Bank for debt service and fees

10/31	Biovest/ Accentia	Biovest purchases Accentia’s interest in Biolender to become the 100% owner of Biolender

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Background:

Biolender was established by Biovest and Accentia as a Delaware Limited Liability Company with total member contributions of $8,500,000. Biolender was designed and established by Accentia and Biovest for the sole purpose of investing $8,500,000 in the Fund. Biolender has no substantive activities beyond entering into a note receivable with the Fund, disbursing funds for purposes of the note receivable and, ultimately, collecting and distributing cash or other assets in settlement of the note. See attached Chronology.

•	Accentia contributed $6,000,000 (70.5%) to Biolender. Accentia received funds for this investment from a financing arrangement with First Bank, personally guaranteed by certain Board Members.

•

Biovest contributed $2,500,000 (29.5%) to Biolender. Biovest received funds for this investment from a financing with Laurus. Accentia (to the extent of 64%), Biolender and Biovax were guarantors of the Laurus financing arrangement.

By reference to the Chronology of Transactions of the NMTC:

•	Biolender funded $8,500,000 to the Fund in the form of a note.

•	The Fund and an affiliate of the Fund disbursed $11,500,000 to the CDE (consisting of the proceeds of the Biolender note and the USBancorp equity investment).

•	The CDE disbursed to Biovax $11,500,000 in the form a QLICI investment.

Salient Future Transactions of the NMTC are as follows:

•	Biovax/Biovest will repay $11,500,000 to the Fund in seven years.

•	The Fund will, in turn, settle the $8,500,000 note to Biolender.

•	On October 31, 2006 Biovest acquired the 70.5% ownership interest in Biolender from Accentia, making Biolender a wholly-owned subsidiary of the Company.

Related Group Considerations:

Accentia and Biovest operate under a parent-subsidiary relationship. For purposes of considering the requirements of FIN46R the substance of the relationship results in (i) control by Accentia in the decisions made by Biovest and (ii) significant influence by Biovest in the exercise by Accentia in effecting its control and how it affects its control. The following points were considered in reaching this conclusion:

•	Accentia owned approximately 78% of Biovest’s voting common stock.

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•	Accentia has two of nine seats on Biovest’s Board of Directors, but has the right as the majority stockholder to replace all Board Members.

•	Accentia and Biovest cooperate in supporting the other’s activities and operations (e.g. the NMTC Arrangement).

•	Accentia and Biovest have separate management groups.

•	Accentia and Biovest share the same physical facilities.

Overall, Biovest decisions are subject to the control of Accentia and, irrespective, the two enterprises have high levels of influence over each other. On this basis significant decisions arising from the FIN46R evaluation are presumed to be made as a group.

Summary Conclusions:

Biolender is a variable interest entity for the following reasons:

The equity investors (Accentia and Biovest) do not have equity at risk in Biolender, LLC, as that term is defined in FIN46R.

•	The investors are implicitly guaranteed the return of their investments by entities that are included in their consolidated financial statements. (FIN46R.5.a.1)

•	Biolender indirectly financed Biovest’s investment by guaranteeing the loan directly with the creditor. (FIN46R.5.a.4)

The equity investors do not have an obligation to absorb the losses of Biolender, LLC because, similar to the above guarantee, the source of all of Biolender’s cash flow (other than would arise in a sale of the financial instrument) is from entities included in the consolidated financial statements. (FIN46R.5.b.2)

Biovest is the Primary Beneficiary:

The holders of the variable interests in Biolender are Accentia and Biovest, parent and subsidiary, respectively. The primary beneficiary is generally the variable interest holder that absorbs the majority of the entities losses, receives its residual gains, or both.

The FASB acknowledged that the approach for identifying the primary beneficiary would need to be adjusted when the reporting enterprise and its related parties are involved with the design of the entity. If there is one group of related parties that together is exposed to the majority of the expected losses, expected residual returns, or both, then one member of the related-party group must be deemed the primary beneficiary. In these circumstances, the party in the related-party group that is most closely associated with the VIE is the primary beneficiary and should consolidate the VIE. FIN 46R includes the list of indicators above to assist in the determination of which party is most closely associated with the entity.

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We have concluded, based upon the weight of a number of selected criteria and the facts and circumstances surrounding the arrangement that Biovest is more closely related to Biolender for the purposes of determining the Primary Beneficiary.

This analysis is limited to the period from April 25, 2006 through October 31, 2006 at which time Biovest purchased Accentia’s interest in Biolender. With Biovest becoming an owner of 100% interest in Biolender, the Company has concluded that Biolender should be consolidated as a wholly-owned subsidiary beginning October 31, 2006. The Company feels that the impact of including Biolender as a VIE for the period of April 25, 2006 through October 31, 2006 would not have a material effect on the Company’s overall financial results. The table below shows an analysis of the potential impact the correction would have on the Company’s Form 10K and 10Q for the applicable periods.

Biovest International, Inc.

Analysis of including Biolender, LLC as a VIE of Biovest

Debit/(Credit)

	NCI in VIEs (Bal Sheet)	Minority Interest in Consol Sub	NC Interest in Loss of VIEs (P&L)
3 mo ended 6/30/06:
As previously reported	(3,600,000)	(6,000,000)	—
adjustment	(6,081,000)	6,000,000	81,000

as restated	(9,681,000)	—	81,000

9 mo ended 6/30/06:
As previously reported	(3,600,000)	(6,000,000)	—
adjustment	(6,081,000)	6,000,000	81,000

as restated	(9,681,000)	—	81,000

3 mo ended 9/30/06:
As previously reported	(3,600,000)	(6,000,000)	—
adjustment	(6,112,000)	6,000,000	112,000

as restated	(9,712,000)	—	112,000

Year ended 9/30/06:
As previously reported	(3,600,000)	(6,000,000)	—
adjustment	(6,193,000)	6,000,000	193,000

as restated	(9,793,000)	—	193,000

3 mo ended 12/31/06:
As previously reported	(6,000,000)	—	—
adjustment	(38,000)	—	38,000

as restated	(6,038,000)	—	38,000

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The bases for our conclusions are provided in the following sections.

FIN46R.5.a An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including equity holders.

CONCLUSIONS:

The following table illustrates the overall conclusions under FIN46R.5a related to equity at risk:

	Accentia	Biovest	Total
GAAP Equity	$6,000,000	$2,500,000	$8,500,000

GAAP Equity, fair value	$3,031,500	$1,263,000	4,294,500
Less:
5a.1 Equity that does not participate in profits and losses (1)	(3,031,500)	(1,263,000)	(4,294,500)
5a.2 Equity that is the source of sub-debt of another VIE	—	—	—
5a.3 Equity provided to the investor by the entity or other related entities	—	—	—
5a.4 Equity financed by the entity or other Parties involved with the entity (2)	—	(1,263,000)	(1,263,000)

Equity at risk (deductions made once)	—	—	—

The bases for conclusions are provided in the following pages.

(1)	Generally, when an equity investor’s return is guaranteed by another party involved with the entity, the investor’s equity investment does not participate significantly. The equity investments of both Accentia and Biovest in Biolender are implicitly guaranteed as to the contractual debt service (principle and interest) by others involved with the entity (specifically Biovax, Biovest, the Fund and the CDE) because obligations on these other entities that are involved with Biolender (i) give rise to the source of Biolender’s return/repayment and (ii) Accentia and Biovest control the others indirectly and directly, respectively. (That is, Biolender was designed to indirectly disburse funds to and receive funds from companies that are in the consolidated financial statements of both Accentia and Biovest.)

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(2)	Biolender entered into a guarantee arrangement with Biovest’s funding source.

5.a.(1) Equity investment at risk includes only equity investments in the entity that participate significantly in the profits and losses, even if those investments do not carry voting rights.

The Biolender Operating Agreement sets forth the mechanism of participation through allocation and distribution, as follows:

•	Income and expenses are allocated to the two members based upon their member interest percentages (70.5% to Accentia; 29.5% to Biovest).

•	Distributions of any nature are made first to Accentia, up to $6,000,000, then to Biovest, up to $2,500,000, and then pro rata based upon the member interest percentages.

Additional Considerations:

Profits and losses are defined as GAAP profits and losses; rather than expected losses or expected residual returns. The types of profits and losses that would arise from the activities of Biolender are believed to be as follows:

•	Profits are derived from the stated interest on the note receivable.

•	Profits are derived from the sale above carrying value of the note receivable, if any and, if sold.

•	Losses are derived from credit losses and reserves for non-servicing of the note by the Fund.

•	Losses are derived from the sale below carrying value of the note receivable, if any and, if sold.

The determination of whether an equity investment participates “significantly” in profits and losses is based on the facts and circumstances. We considered the following in drawing our conclusions:

Fixed rates of return or low levels of loss: The operating agreement provides for the allocation of income and expenses based upon the respective member interest percentages. Neither party enjoys a fixed rate of return, or a return disproportionate with their equity investment.

Put or redemption rights: The agreements do not provide for put or redemption rights at fair values or fixed prices that would be an indication that the investments are not at risk.

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Guaranteed returns: Generally, when an equity investor’s return is guaranteed by another party involved with the entity, the investor’s equity investment does not participate significantly. We note the following:

•	The Biolender Operating Agreement does not explicitly provide for a guaranteed return.

•

The equity investments of both Accentia and Biovest in Biolender are implicitly guaranteed as to the contractual debt service (principal and interest) by others involved with the entity (specifically Biovax, Biovest, the Fund and the CDE) because obligations on these other entities that are involved with Biolender:

•	(i) give rise to the source of Biolender’s return/repayment and

•

(ii) Accentia and Biovest control the others indirectly and directly, respectively. (That is, Biolender was designed to indirectly disburse funds to and receive funds from companies that are in the consolidated financial statements of both Accentia and Biovest.)

Conclusions: The equity investors participate in the GAAP profits and losses of Biolender based upon their respective equity interests. However, the contractual debt servicing terms (as to principal and interest) are implicitly guaranteed by Biovest and Biovax that are included in the consolidated financial statements of both Accentia and Biovest.

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5.a.(2) Equity investment at risk does not include equity interests that the entity issued in exchange for subordinated interest in other variable interest entities.

As interpreted by PwC in its Guide to Accounting for Variable Interest Entities (PwC Comperio), the objective of this provision is to ensure that a particular equity investment is not used to capitalize two entities (i.e. the equity investment should count only once).

We have taken a literal reading that this requirement applies to equity investments and not other types of funding. We note that the investment proceeds that were paid by Accentia and Biovest into Biolender were disbursed to the Fund under a note arrangement. Extending our interpretation, the investments in Biolender were not used to capitalize the fund. Rather, the Fund was capitalized by its equity investor: USBancorp.

Conclusions: The equity investors in Biolender did not use the equity investment to capitalize other entities. Rather, other entities in the structure were capitalized by other parties and Biolender possesses a note receivable.

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5.a.(3) Equity investment at risk does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments) unless the provider is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Accentia’s and Biovest’s investment in Biolender was funded as follows:

•	Accentia borrowed $6,000,000 from First Bank on a short-duration note. The borrowing was guaranteed by certain Board Members.

•

Biovest borrowed $2,500,000 from Laurus on a long-duration borrowing facility. The borrowing was guaranteed by Biovax, Biolender and partially by Accentia. The borrowing was collateralized by the assets of Biovax.

Considerations:

An equity investment is not at risk if the cash (or assets) used to make the investment was funded through fees, a charitable contribution or other form of payment made to the investor from another party involved with the entity. We interpret this requirement to relate to payments (fees or otherwise) that were made around the initial investment date and payments that are contemplated in the future (e.g. debt service payments by Biovax that will be used to fund repayment of the Biolender note receivable).

Fees (upfront or over time): Fees paid concurrent with the formation of an entity (or shortly thereafter) or unconditional fees to be paid would be considered a reduction of equity for purposes of determining the equity at risk. There were no such fees paid to Accentia or Biovest embodied in the contracts underlying the establishment of Biolender.

Third party reimbursements: Although Biovest incurred costs from third-parties (e.g. legal services) such amounts were not reimbursed by Biolender. Generally, these fees would not reduce equity for purposes of determining the equity at risk.

Activities around the entity (By reference to the Jane Poulin Speech at the 2004 SEC/PCAOB Conference): Transactions that occur outside the potential variable interest entity should be considered based upon their substance to determine whether the equity investment is at risk. The following transactions are considered.

By reference to the Chronology of Transactions:

•	Biolender funded $8,500,000 to the Fund in the form of a note.

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•	The Fund and an affiliate funded the CDE $11,500,000 (consisting of the proceeds of the Biolender note and the USBancorp equity investment).

•	The CDE funded Biovax $11,500,000 in the form a QLICI investment.

Within the consolidated group (consisting of Accentia, Biovest and Biovax) the funds flow as stipulated in the Source and Use Statement (as referring to and governed by the Covenants of the QLICI Investment Documents):

•	Biovax upstreamed $5,500,000 in the form of a dividend to Biovest, which, in turn used the proceeds for operational purposes.

•

Biovax upstreamed $6,000,000 to Biovest, which served as compensation due for (i) assets sold and physically transferred to Biovax and (ii) advances on certain obligations directly associated with Biovax operating facilities (i.e. the prepaid rent).

•	Biovest upstreamed $6,000,000 to Accentia to redeem 10,000,000 shares of Biovest common stock, having a value of $6,000,000 (the trading market price on the redemption date).

The future funds flow is expected as follows:

•	Biovax services the interest requirement on the QLICI (held by the Fund).

•	The Fund services the interest requirement of the Biolender note.

•	Biovax repays the $11,500,000 note payable to the Fund in seven years.

•	The Fund repays the Biolender note at maturity.

•	Funds in Biolender are distributed to Accentia and Biolender in accordance with the Operating Agreement.

The Fund and Biovax are other entities/parties involved with Biolender. At issue is whether the flow of funds diminishes the risk that Accentia and Biovest have in their investments in Biolender. That is, do they still have “skin in the game” after these transactions?

Accentia:

The payment of $6,000,000 by Biovest to Accentia was funded through payments up-streamed from Biovax to Biovest (arising from the QLICI proceeds). This $6,000,000 payment by Biovax to Biovest was provided for in the Sources and Use Statement underlying the QLICI investment. It did not redeem Accentia’s investment in Biolender; nor did it constitute a return of capital. Rather, Accentia exchanged assets (common stock in Biovest) for the payment. Accentia believes that the redemption was at reasonable values for the Biovest common stock and accordingly exchanged for cash its assets, other than the equity investment in Biolender. By giving up other assets for the cash payment, Accentia’s equity investment in Biolender remains at risk as to this particular payment.

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The payment of $6,000,000 by Biolender to Accentia in seven years is derived from the Biovax payment in seven years. Biovax is an indirect subsidiary of Accentia and is included in its consolidated financial statements. Accordingly, this payment is disregarded, as provided for in the requirement.

Biovest:

Biovest received upstream payments of $11,500,000 from Biovax. The funds from which these payments were made arose from the QLICI investment received by Biovax: an $11,500,000 unsecured note payable on which both Biovest and Biovax are the primary obligors. Certain officers and Directors are guarantors, as is Accentia (on a limited basis).

The upstream payment of $6,000,000 to Biovest for sale of assets and obligations (lease obligation) to Biovax, provided for the establishment of the Qualified Low-Income Business, and all of the responsibilities that accompany that business under the NMTC.

•	The assets were legally sold to Biovax for the Qualified Purpose and the obligation for the lease payments is legally assumed by Biovest.

•	They are restricted to those purposes provided under the NMTC QLICI.

•	Biovax considers the Biovax assets restricted net assets for purpose of compliance with the NMTC.

Biovest, in fact, exchanged operating assets and obligations to fund the lease in exchange for this $6,000,000 payment. Granted, these assets are consolidated with Biovest. However, Biovest considers and believes these amounts to be restricted net assets as provided in the NMTC QLICI. On this basis, the funds were not up streamed to redeem the Biolender investment. See the next consideration.

The upstream payment of $5,500,000 to Biovest (the “dividend”) was provided for in the Statement of Source and Use. However, by virtue of establishing this payment as a dividend it is a return of the capital in Biovax arising from the aforementioned asset transference. In appearance, this payment obviates the equity in Biovax associated with the restricted net assets by the $5,500,000.

The payment of $2,500,000 by Biolender to Biovest in seven years is derived from the Biovax payment in seven years. Biovax is a direct subsidiary of Biovest and is included in its consolidated financial statements. Accordingly, this payment is disregarded, as provided for in the requirement.

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Future Activities (around the entity):

Biovest, along with Biolender, continues to be primarily obligated on the $11,500,000 note payable; that is, the source of the aforementioned funds. At the time of repayment by Biovax/Biolender, in seven years, those funds will be used to repay the $8,500,000 Biolender note receivable. While a firm obligation to pay funds in the future may be an indicator of an investment at risk (as to Biovax’s investment in Biolender), the evidence is obviated by the fact that the payment is required, by contract, to fund the Biolender receivable. That is, Biovax/Biovest will get $8,500,000 of the $11,500,000 immediately returned.

Conclusion: In evaluating the transactions around the entity, and its establishment:

•	Biovest’s investment of $2,500,000 is not at risk because:

•	Biolender guaranteed the specific funding source of the $2,500,000 investment.

•	Biovest had its investment immediately returned through transactions around the entity.

•	Accentia’s investment of $6,000,000 is at risk (under this paragraph) because it did not receive funds from the transactions for reasons other than the redemption of an investment.

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5.a.(4) Equity investment at risk does not include amounts financed for the equity investor (for example, by loans or guarantee of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements of the investor.

The purpose of this condition is to exclude from equity at risk amounts funded from sources other than the equity investor. The burden of the investors to absorb potential losses decreases when the entity, or other parties that are involved with the entity, provide loans or guarantees of loans to the equity investors. In these circumstances, the funding that supports the entity is provided by parties other than the equity investor.

Accentia’s and Biovest’s investment in Biolender was funded as follows:

•	Accentia borrowed $6,000,000 from First Bank on a short-duration note. The borrowing was guaranteed by certain Board Members.

•

Biovest borrowed $2,500,000 from Laurus on a long-duration borrowing facility. The borrowing was guaranteed by Biovax, Biolender and partially by Accentia. The borrowing was collateralized by the assets of Biovax.

Guarantees by the entity:

Biolender guaranteed the $2,500,000 loan from Laurus pursuant to a Joinder Agreement. A Joinder Agreement is a separate agreement with the creditor wherein Biolender joined the other guarantors of Biovest’s Laurus note.

Guarantees by other parties:

Accentia guaranteed 64% of the Laurus loan. Accentia is a parent company.

Biovax guaranteed the Laurus loan. Biovax is a consolidated subsidiary of Biovest.

Other affiliate guarantees include shareholder and Board Member guarantees.

Conclusions: FIN46R explicitly precludes from equity at risk amounts funded (directly or indirectly through guarantees) by the entity. As it relates to the Biovest investment, Biolender guaranteed the loan from the funding source. Biovest’s equity investment is not at risk under FIN4R.5.a.(4).

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FIN46R.5.b. As a group holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

(2) The obligation to absorb the expected losses of the entity.

(3) The right to receive the expected residual returns of the entity.

As discussed in our response to FIN46R.5.a, neither Accentia nor Biovest have equity at risk in the Biolender relationship. However, the following pages demonstrate the basis wherein such a decision would be made by combining the voting interests and other rights of Accentia and Biovest.

Neither Accentia nor Biovest have an obligation to absorb the expected losses of Biolender because Biolender’s source of cash flow (as to principle and interest) is from other entities consolidated with both Accentia and Biovest.

Both Accentia and Biovest have the right to receive expected residual returns that are derived from some scenarios, such as the sale of the financial instrument at a gain to a third party. In that instance, the proceeds and the gain would be shared based upon the provisions of the operating agreement.

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5.b.(1) As a group, the holders of the equity interests lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Specifically, this issue centers on whether, as a group, the equity investors at risk have embedded in their rights underlying equity ownership the controlling financial interest in the entity. Fundamentally, if the economic interests in the entity that are outside of the equity investment at risk (e.g. debt instruments or management contracts) also provide the holders of those interests with a substantive decision-making ability, the entity would be considered a VIE.

Biolender’s governance is stated in the Operating Agreement, and provides that (i) Biovest, and not Accentia, is the manager, (ii) Biovest has all decision making authority and (iii) Biovest cannot be removed except in the case of unanimous approval by all members. The following facts and circumstances surrounding this agreement are set forth for consideration:

1.	Accentia is the parent company of Biovest (owning approximately 78% voting control).

2.	Biovest is governed and operates separately from Accentia. In fact, seven of Biovest’s nine Board Members are independent Board members.

Notwithstanding:

1.	Accentia and Biovest cooperate and participate in joint transactions.

2.	Accentia and Biovest support each other; the overall structure of the NMTC financing arrangement being an example.

Management has considered the parent-subsidiary relationship between Accentia and Biovest. In considering the above facts, management of each of these companies believe that, while it is unlikely that Accentia would use its voting control over Biovest to either “kick-out” Biovest, or change management with the intention of modifying the Biolender Operating Agreement in any way, Accentia, in fact, has that ability. This relationship raises the question regarding whether that ability should be taken into consideration.

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The Company notes the following speech that appears to provide a reasonable analogy for purposes of considering the Accentia-Biovest relationship:

This is an excerpt of a speech by Mark Mahar of the SEC Staff at the 2006 AICPA Conference on SEC and PCAOB Developments:

We understand that certain general partner (GP) / limited partner (LP) arrangements have become common in which the partnership might be considered a variable interest entity (VIE).

These circumstances include a GP that makes no or only a non-substantive investment in the entity. Further, the LPs have no kick-out rights, however, at least one of the LPs are related parties of the GP.

When the GP considers its relationship with the entity in isolation, it comes to the conclusion that the entity is a VIE because the holders of the equity investment at risk as a group, i.e. the LPs, do not have the ability to make decisions about the entity’s activities that have a significant effect on its success. A subsequent primary beneficiary determination could conclude that the GP does not absorb greater than 50% of the expected gains and losses and therefore the GP does not consolidate the VIE.

However, a view that analyzes the GP and the entity in isolation seems to be incomplete because of the relationships with certain of the LP investors. Depending on the significance of those relationships, I believe the GP and LPs may be so closely associated that it is most appropriate to consider their interests in the aggregate. This analysis depends heavily on the particular facts and circumstances, thus a degree of reasonable judgment is necessary.

If the GP and LP are considered a group, the FIN 46R analysis could yield different results. If the GP and certain LP equity interests are combined, then the entity, all other things being equal, would likely pass the paragraph 5.b.(1) test. That is, the equity holders as a group, inclusive of the GP rights, would have the ability to make decisions about the entity’s activities that affect its success. The result would be the entity is not a VIE and the accounting consideration would revert to the voting interest model with the GP consolidating.

We understand that some of these structures may have been designed specifically to circumvent EITF 04-5, which would generally result in consolidation by the GP if the partnership is not a VIE. This gives me a chance to make the point that using professional judgment is not a cover or license to engineer around the intent of accounting literature. Frankly, it’s attempts like this that often lead to restatements and more accounting standards as the standard setters seek to close the door on abusive transactions. I do not like complex standards any more than you. With more restatements and complex standards, no one is a winner, investors, preparers and auditors alike.

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The circumstances set forth in the Mahar speech appear fairly analogous to the Biolender arrangement. In the Biolender scenario, Accentia (the LP equivalent) has substantive equity interests, but no substantive decision making rights. Biovest (the GP equivalent), on the other hand has no substantive equity interests at risk due principally to the Biolender guarantee of its funding source, but has all decision making rights.

If Accentia and Biovest were able to apply this analogy to the Biolender FIN46 evaluation, it’s likely, as well, that the ultimate conclusion as to whether Biolender is a VIE would be different.

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Basis for this evaluation:

At issue in applying this analogy is whether the Limited Liability Company “operates” in manner that is more functionally equivalent to corporation or more functionally equivalent to a limited partnership (the Mahar “view” scenario).

In assessing who may hold the controlling financial interest of a limited liability corporation (LLC), the corporation models (FAS 94 and EITF 96-16) or the limited partnership models (EITF 04-5) should be considered depending on whether the entity is the functional equivalent of a limited partnership as described in EITF 04-5. To understand an entity’s underlying governance structure and to conclude whether it functions like a limited partnership or corporation function, a detailed analysis should be performed based on the facts and circumstances specific to a particular entity’s formation and governing documents. The evaluation of an LLC should consider whether a managing member or some other member of the corporation has significant decision-making (or other) rights regarding the operation of the entity that are similar to the rights held by the general partner of a limited partnership. In some cases, a board is used instead of a managing member. Much like a corporation’s board of directors, this board would vote on all significant decisions. An evaluation of an LLC might also take into account how voting percentages are allocated to the investors and what decision-making rights are granted to parties that hold limited-partnership interests.

The facts and circumstances and terms of governance over Biolender are stated herein. In drawing a conclusion on whether the Biolender LLC is the functional equivalent to a corporation, the Company has considered the following indicators.

The member interests provide for:

Rights and responsibilities of the members are provided in the Operating Agreement that provides for:

•

Voting and management rights that are not proportional to the equity investment in that Accentia has the majority of the equity investment and little or no participation rights, while Biovest has the minority of the equity and substantially all participation rights.

•	Structured allocation of distributions that provides for amounts to be allocated to Accentia up to its investment, then to Biovest up to its investment, and then pro rata thereafter.

•	Proportionate allocation of income and expenses based upon member interests.

•

No member has “kick-out” rights as a term in the operating agreement (although the Company acknowledges that Accentia could indirectly have this right through its majority shareholder ownership in Biovest).

•	No member has the ability to “dissolve” the LLC.

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Overall, the first two features above are conditions generally found in limited partnership arrangements and are persuasive evidence that Biolender, LLC operates similarly to a limited partnership. The other features do not appear, in management’s view, to overcome the persuasive evidence. Accordingly, it would seem reasonable that (i) the Biolender LLC could be viewed as a functional equivalent of a limited partnership and (ii) the Mahar view would provide a context for concluding that Accentia’s equity interests at risk do not lack the ability to make decisions about the Biolender LLC.

Conclusion: In drawing conclusions related to FIN46R.5.b(1) the decision making abilities of Accentia and Biovest should be evaluated collectively. We recognize that this paragraph is applied only to the holders of equity at risk.

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5.b.(2) As a group the holders of the equity investment at risk lack the obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

FIN46R provides that a VIE’s expected losses and expected residual returns include:

•	The expected variability in the entity’s net income or loss (GAAP basis);

•	The expected variability in the fair value of the entities assets;

•	Fees to the decision maker(s).

The Biolender Operating Agreement sets forth the mechanism of participation in the income and losses through allocation and distribution, as follows:

•	Income and expenses are allocated to the two members based upon their member interest percentages (70.5% to Accentia; 29.5% to Biovest).

•	Distributions of any nature are made first to Accentia, up to $6,000,000, then to Biovest, up to $2,500,000, and then pro rata based upon the member interest percentages.

For purposes of applying this requirement we noted that in its Comperio service, PwC provides that “any assessment of whether the holders of the equity investment at risk possess this characteristic must be premised on a “first-dollar loss” concept. The reporting enterprise should determine whether the equity investors as a group are obligated to absorb the entity’s expected losses on a first-dollar basis until the equity is depleted (i.e., neither the entity itself nor other parties that are involved with the entity can protect the equity holders from the risk of loss on any portion of their investment). We [that is PwC] believe that the FASB included this characteristic to identify entities designed to protect the group of equity investors from suffering expected losses caused by the predominant risks of the entity (not risks associated with unusual events) through arrangements or contracts with other parties that are associated with the entity. The FASB believes that when such protection exists, the traditional consolidation model (which is based on voting control) is ineffective. Therefore, the entity is considered a VIE and should be subject to the FIN 46R model.”

We believe that, in looking to the entities and arrangements around Biolender, it’s difficult to conclude that, in the aggregate, Accentia or Biovest have an obligation to absorb the expected losses when, in fact, the activities of Biolender are funded by other sources within the Biovest (and, accordingly, Accentia) consolidated group.

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The periodic debt service associated with the note receivable (interest receipts) is indirectly provided by Biovax (through its debt service payments to the fund). Further, the ultimate settlement of the principal balance on the note will be funded, also indirectly, though Biovax’s principal payment of its obligation to the fund. Although perhaps the timing of possible gains and losses (including those that affect fair value from credit risk) may differ from failure of Biovax’s payments, it’s clear that on a net-cash basis there could be no loss under this arrangement from a global perspective.

Conclusion: Accentia and Biovest lack the obligation to absorb the expected losses of the entity (Biolender) because the credit risk associated with non-payment of the fixed rate note resides within the controlled/consolidated group. We recognize that this paragraph is applied only to the holders of equity at risk.

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5.b.(3) As a group the holders of the equity investment at risk lack the right to receive the expected returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

This characteristic is based on the principle that the investors that have equity interests in a voting interest entity should have the rights to the entity’s residual profits. If the residual cash flows are shared or capped, the controlling financial interest in the entity may be held by persons other than the equity holders. Therefore, an entity is considered a VIE in the following circumstances:

•	The equity investor’s return is capped.

•	Other variable interest holders share in the residual cash flows at an amount that is considered large relative to the level of expected residual returns.

The residual cash flows arising from Biolender’s activities are neither shared nor capped relative to the equity investors’ interests. Further, the variable interest holders share in the residual returns in direct relation to their member interests; there is no other party that shares in the residual returns.

For purposes of this conclusion, we believe that the disproportionate sharing of expected residual returns among equity investments at risk would not cause the entity to be considered a VIE since it merely represents sharing of expected residual returns among the group of equity investments at risk.

Conclusion: Accentia and Biovest have the right to receive residual returns. We recognize that this paragraph is applied only to the holders of equity at risk.

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FIN46R.5.c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Footnote 11 to FIN46R.5.c provides that this provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with non-substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this footnote refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).

Regarding this characteristic, an entity is considered a VIE if the following criteria are met:

Criterion 1: The voting rights of some investors are not proportional to their economic interest (i.e., obligations to the entity’s expected losses and rights to expected residual returns)

The voting rights afforded Accentia in the Operating Agreement are not contractually proportionate with their economic interest. As provided in our response to FIN46R.5.b:

•	Accentia participates and cooperates with Biovest in effecting voting rights.

•	Accentia does not have an obligation to absorb losses but does have a right to residual returns.

Criterion 2: Substantially all of the entity’s activities either involve or are conducted on behalf of the investor(s) with disproportionately fewer voting rights.

•	Biolender’s activities are conducted on behalf of and involve Biovest which possesses substantially all of the voting rights.

Conclusion: This condition is not present because, although Accentia has disproportionate voting rights (i) it has certain rights inferred upon it for being the Biovest parent and (ii) the activities of Biolender are clearly conducted to advance Biovest’s overall business interests.

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FIN46R.16. For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.

FIN46R. 17. If two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

(a)	The existence of a principal-agency relationship between parties within the related Party group.

(b)	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

(c)	A party’s exposure to the expected losses of the variable interest entity

(d)	The design of the variable interest entity.

The holders of the variable interests in Biolender are Accentia and Biovest, parent and subsidiary, respectively. The primary beneficiary is generally the variable interest holder that absorbs the majority of the entities losses, receives its residual gains, or both. However, the FASB acknowledged that the approach for identifying the primary beneficiary would need to be adjusted when the reporting enterprise and its related parties are involved with the design of the entity. If there is one group of related parties that together is exposed to the majority of the expected losses, expected residual returns, or both, then one member of the related-party group must be deemed the primary beneficiary. In these circumstances, the party in the related-party group that is most closely associated with the VIE is the primary beneficiary and should consolidate the VIE. FIN 46R includes the list of indicators above to assist in the determination of which party is most closely associated with the entity.

We also considered the Jane D. Poulin Speech at the 2004 SEC/PCAOB Conference as follows:

“It is important to read the words in paragraph 17 plainly. Paragraph 17 requires an overall assessment of which party is the most closely associated with the entity. When considering questions under paragraph 17, the staff considers all the factors in paragraph 17 and any other factors that may be relevant in making this overall assessment. We do not view paragraph 17 to be a matter of checking the boxes for the four factors listed and adding up who has the most boxes checked. Instead we look at all relevant factors in their entirety considering the facts and circumstances involved. We have also been asked whether any of the factors in paragraph 17 carry more weight than any others or whether any of the factors in paragraph 17 are determinative. There is no general answer to this question. Instead, the facts and circumstances of the situation should be considered to determine whether one factor or another is more important.”

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Responses to the above characteristics follow this summary:

•	Biovest is the principal in the group.

•	Biovest is most closely related to and benefits from the entity, because it is the recipient of the proceeds from the NMTC Arrangement.

•	Neither Biovest nor Accentia are exposed to losses.

•	Both Biovest and Accentia have pro-rata rights to residual returns.

•	Biolender was designed as a functional equivalent of a limited partnership where in Biovest is the GP equivalent.

FIN46R.17 (a): Principal-Agency Relationship:

Generally, a principal-agency relationship exists if one member of a related party group (the agent) is acting on behalf of another member (the principal).

The following are considered by us to be characteristics of a principal:

•	The member is easily identifiable as the prime representative or leader of the related party group to outside parities (i.e. the member that is “in charge”). Response:

•	Biovest is identifiable as the prime representative in all aspects of the NMTC.

•	Biovest is the party that has an indemnity for recapture of tax credits arising from the NMTC financing.

•	Biovest is a party to all arrangements underlying the NMTC (except the First Bank borrowing by Accentia and the Biolender investment)

•	Accentia guaranteed a portion of Biovest’s loan that served as the source of funds to make its investment.

•	The member either directly or indirectly influenced other members to obtain a variable interest entity. Response:

•	Biovest directly influenced its parent company to obtain an interest in Biolender to support the NMTC financing transaction.

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•	One member has previously acted as an agent of the other member. Response:

•	Biovest is a majority-owned subsidiary of Accentia and has participated in many other projects, whether in the capacity of principal or agent.

FIN46R.17 (b): Relationship and significance of the activities of the variable interest entity to the various parties. Considerations are as follows:

•	Biovest:

•	The Biolender entity was a necessary component in establishing the NMTC financing that benefits Biovest’s business affairs and activities.

•	Biovest possesses all substantive voting rights under the Operating Agreement.

•	Biovest receives its pro rata return and distributions from Biolender.

•	Accentia:

•	As a majority-owner of Biovest, Accentia enjoys the successes of its subsidiaries and the NMTC Arrangement drives success.

•	As a majority-owner of Biovest, Accentia has the indirect ability (through its voting control) to significantly affect the management decisions and operations of Biovest.

•	Accentia receives its pro rata return and distributions from Biolender.

•	Both:

•	Both Accentia and Biovest were involved in the design of Biolender.

•	The Biolender VIE does not comprise a significant portion of either enterprises’ assets, liabilities or operations.

FIN46R.17 (c) A parties exposure to the expected losses of the variable interest entity.

As previously documented in FIN46R.5:

Biovest’s investment in Biolender is not at risk because Biolender guaranteed the funding-loan directly with Biovest’s creditors and funds in excess of Biovest’s investment were disbursed to Biovest in the form of dividends. Accentia and Biovest do not have an obligation to absorb expected losses because other parties within the consolidated group are responsible for funding all debt service to the benefit of Biolender.

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FIN46R.17 (d) The design of the variable interest entity.

The entity was designed as a functional equivalent of a limited partnership wherein Biovest is the GP equivalent and Accentia is the LP equivalent. Similar to a limited partnership, Biovest (the GP equivalent) possesses all of the direct voting and decision rights.

Conclusion: The weight of all of these factors indicates that Biovest would be the entity more closely related to Biolender.

Indicators that Biovest is more closely related:

•	Biovest is clearly the principal in the arrangement.

•	Biovest is the party that benefits most from the overall NMTC arrangement.

•	Biovest possesses the contractual voting and decision making authority.

Indicators that Biovest may not be more closely related (that is, Accentia is):

•	Accentia receives the majority of the residual returns from Biolender.

•	Accentia has preferential rights in Biolender’s distributions.

•	Accentia indirectly controls Biovest through its majority ownership.

•	Accentia was involved, with Biovest, in the design of the structure.

The Company’s conclusion is based upon the weight of the indicators. The weight of the three indicators that Biovest is most closely related is persuasive (heavily weighted) because these indicators are directly related to the overall arrangement and actual conduct (i.e. real-life conduct) of the VIE. The weight of the four indicators that Accentia might be more closely related do not outweigh the persuasive indicators because the rights are either (i) indirectly effected through control over Biovest (i.e. not what occurs in real-life) or (ii) protective in nature rather than participative, such as the rights to receive preferential returns.

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